 Exhibit 99.5

BAOZUN INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF BAOZUN INC. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Special Resolution Ordinary Resolutions FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Res. 1 Res. 2 Res. 3 Res. 4 Res. 5 Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

BAOZUN INC. SPECIAL RESOLUTION 1. That the Fourth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Annex A to the proxy statement, and reflecting the updates as detailed in the proxy statement. ORDINARY RESOLUTIONS 2. That the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ended December 31, 2020 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified. 3. That the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2021 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified. 4. That Ms. Jessica Xiuyun Liu be re-elected as a director of the Company. 5. That subject to the approval of resolutions 1 – 4 above, each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect resolutions 1 – 4 as such director or officer, in his or her absolute discretion, thinks fit. Baozun Inc. JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Baozun Inc. (the “Company”) will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, People’s Republic of China, on May 7, 2021, at 2:00 p.m. China Standard Time (or 2:00 a.m. on May 7, 2021, New York Time), for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York Time), April 29, 2021. Only the registered holders of record at the close of business on April 13, 2021 (New York Time), will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of the close of business on April 13, 2021 (New York Time), hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. You can review and download the notice of the Meeting, the proxy statement and the proxy form at the “Investor Relations - Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m. (New York Time), April 29, 2021. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.